Exhibit 99.1

FinVolution Group Reports First Quarter 2022 Unaudited Financial Results

-Eight consecutive quarters of transaction volume growth-

-Total Transaction Volume in Q1 2022 reaching new record high of RMB39.7 billion-

SHANGHAI, May 31, 2022 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the first quarter ended March 31, 2022.

	For the Three Months Ended		YoY Change
	March 31, 2021	March 31, 2022
Total Transaction Volume (RMB in billion)[1]	26.8	39.7	48.1%
Transaction Volume (China’s Mainland)	26.0	38.8	49.2%
Transaction Volume (International)[2]	0.76	0.86	13.2%
Total Outstanding Loan Balance (RMB in billion)	32.5	53.8	65.5%
Outstanding Loan Balance (China’s Mainland)[3]	32.2	53.4	65.8%
Outstanding Loan Balance (International)[4]	0.25	0.36	44.0%

First Quarter 2022 Operational Highlights

Continued transition towards better-quality borrowers

•	Total cumulative registered users[5] reached 145.3 million as of March 31, 2022.

•	Total number of unique borrowers[6] for the first quarter of 2022 was 3.2 million.

•	Total number of repeat borrowers[7] for the first quarter of 2022 was 2.4 million.

Total Transaction Volume and outstanding principal of loans continued record-breaking momentum

•	Total transaction volume reached RMB39.7 billion for the first quarter of 2022, an increase of 48.1% compared to the same period of 2021.

•	Transaction volume facilitated for new individual borrowers[8] for the first quarter of 2022 was RMB6.4 billion, an increase of 14.3% compared to the same period of 2021.

•	Total outstanding principal of loans reached RMB53.8 billion as of March 31, 2022, an increase of 65.5% compared to March 31, 2021.

Small business owners’ loans continued to scale up with steady growth

•

Transaction volume facilitated for small business owners for the first quarter of 2022 was RMB9.8 billion, representing 24.7% of total transaction volume in the first quarter of 2022 and an increase of 122.7% compared to the same period of 2021.

•	Total numbers of small business owners served for the first quarter of 2022 was 507 thousand, an increase of 66.2% compared to the same period of 2021.

International expansion continued to strengthen with transition to better-quality borrowers

•	Transaction volume facilitated in the international markets for the first quarter of 2022 was RMB0.86 billion, an increase of 13.2% compared to the same period of 2021.

•	Outstanding loan balance for international markets[4] as of March 31, 2022 was RMB0.36 billion, representing an increase of 44.0% from March 31, 2021.

More operational highlights

•	90 day+ delinquency ratio[9] was 1.64% as of March 31, 2022, compared to 1.13% as of March 31, 2021.

•	Average loan size[10] was RMB7,107 for the first quarter of 2022, compared to RMB4,369 in the same period of 2021.

•	Average loan tenor[11] was 8.8 months for the first quarter of 2022, compared with 8.4 months in the same period of 2021.

First Quarter 2022 Financial Highlights

•	Net revenue was RMB2,446.8 million (US$386.0 million) for the first quarter of 2022, an increase of 15.8% from RMB2,112.9 million for the same period of 2021.

•	Net profit was RMB534.3million (US$84.3 million) for the first quarter of 2022, a decrease of 9.9% from RMB592.8 million for the same period of 2021.

•

Non-GAAP adjusted operating income[12], which excludes share-based compensation expenses before tax, was RMB602.1 million (US$95.0 million) for the first quarter of 2022, a decrease of 10.3% from RMB671.2 for the same period of 2021.

•

Diluted net profit per American depositary share (“ADS”) was RMB1.81 (US$0.29) and diluted net profit per share was RMB0.36 (US$0.06), a decrease of 9.5% from the same period of 2021. Non-GAAP diluted net profit per ADS was RMB1.88 (US$0.30) and Non-GAAP diluted net profit per share was RMB0.38 (US$0.06), a decrease of 8.3% from the same period of 2021. Each ADS of the Company represents five Class A ordinary shares of the Company.

[1]	Represents total transaction volume facilitated in China’s Mainland and overseas markets on the Company’s platforms during the period presented.
[2]	Represents our overseas markets outside China’s Mainland.
[3]	Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market delinquent within 180 days from such date.
[4]	Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in overseas markets delinquent within 30 days from such date.
[5]	On a cumulative basis, the total number of users registered on the Company’s platforms as of March 31, 2022.
[6]	Represents the total number of borrowers whose transactions were facilitated on the Company’s platforms during the period presented.
[7]	Represents the total number of repeat borrowers who have successfully borrowed on our platform in the past and borrowed on the Company’s platforms during the period presented.
[8]	Represents transaction volume facilitated for the new individual borrowers who successfully completed their first transaction on the Company’s platforms during the period presented.
[9]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-and-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[10]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.
[11]	Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.
[12]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Feng Zhang, Chief Executive Officer of FinVolution, commented, “Our strong technological foundation and strategic transition towards better-quality borrowers enabled us to flexibly navigate challenges and deliver solid, consistent results, highlighted by our eighth consecutive quarter of growth in total transaction volume. In the first quarter of 2022, we achieved record-setting total transaction volume of RMB39.7 billion, representing a year-over-year increase of 48.1% and a sequential increase of 1.8%.

“Our operations aimed at empowering small business owners also maintained solid growth momentum. During the quarter, we served over 507 thousand small business owners across multiple sectors, including retail, wholesale and service industries, among others, representing an increase of 66.2% from the same period in 2021. Meanwhile the transaction volume facilitated for small business owners increased 122.7% year-over-year to a record high of RMB9.8 billion, contributing 24.7% of total transaction volume for the same period.

“With the COVID-19 situation largely under control in Southeast Asia our transaction volume reached RMB0.86 billion in our international markets during the first quarter of 2022, representing an increase of 13.2% year-over-year. It is particularly noteworthy that the outstanding loan balance for our international markets reached RMB0.36 billion, representing an increase of 44.0% year-over-year and 9.1% sequentially. We will continue to cultivate our partnerships with different players in the region while introducing new products and services to improve our offering mix.

“Last but not least, I would like to share that since Sustainalytics awarded us a “low-risk” rating last quarter, additional independent ESG platforms such as ESG Enterprise, have included us in their ESG ratings, providing our stakeholders with even greater insight into our ESG goals. We firmly believe that our long-term strategic plan, including financial, technological and ESG goals, will lead FinVolution to its next phase of growth and prosperity,” concluded Mr. Zhang.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “Driven by our consistent efforts in R&D, continuous development of our chain of technologies and improvement across multiple operational metrics, our net revenues for the first quarter rose to RMB2.4 billion, an increase of 15.8% year-over-year. More encouragingly, we have also delivered a strong Non-GAAP operating income12 of RMB602.1 million and maintained a substantial balance sheet with RMB10.8 billion in total shareholder’s equity as of March 31, 2022.

“In addition, our unrestricted cash and short-term liquidity position increased to RMB6.3 billion from RMB5.6 billion at the end of the previous quarter, representing a sequential increase of 12.5%, further demonstrating the robustness of our balance sheet. Supported by our strong financial position, effective business strategy and execution, we are confident that we can continue to unlock tremendous value for all stakeholders,” concluded Mr. Xu.

First Quarter 2022 Financial Results

Net revenue for the first quarter of 2022 increased by 15.8% to RMB2,446.8 million (US$386.0 million) from RMB2,112.9 million in the same period of 2021, primarily due to the increase in loan facilitation service fees and post facilitation service fees.

Loan facilitation service fees increased by 31.5% to RMB1001.4 million (US$158.0 million) for the first quarter of 2022 from RMB761.6 million in the same period of 2021, primarily due to the increase in transaction volume, partially offset by the decrease in service fee rates.

Post-facilitation service fees increased by 102.5 % to RMB458.4million (US$72.3 million) for the first quarter of 2022 from RMB226.4 million in the same period of 2021, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB612.1million (US$96.6 million) for the first quarter of 2022 compared to RMB659.2 million in the same period of 2021, as a result of improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As the Company transitioned its business towards better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality resulting in the decrease in guarantee income.

Net interest income decreased by 4.0% to RMB269.1million (US$42.5million) for the first quarter of 2022, from RMB280.4 million in the same period of 2021, primarily due to the decrease in interest rates, partially offset by the increase in the outstanding loan balance of on balance sheet loans.

Other revenue decreased by 42.9 % to RMB105.8 million (US$16.7 million) for the first quarter of 2022 from RMB185.2 million in the same period of 2021, primarily due to the decrease in customer referral fees from other third-party platforms.

Origination, servicing expenses and other cost of revenue increased by 20.5% to RMB497.7 million (US$78.5 million) for the first quarter of 2022 from RMB413.1 million in the same period of 2021, primarily due to the increase in employees’ expenditures and fees paid to the third-party service providers as a result of the increase in loan origination volume.

Sales and marketing expenses decreased by 0.7% to RMB332.0 million (US$52.4 million) for the first quarter of 2022 from RMB334.2 million in the same period of 2021.

Research and development expenses increased by 19.8% to RMB112.4 million (US$17.7 million) for the first quarter of 2022, from RMB93.8 million in the same period of 2021, due to the increased investments in technology development.

General and administrative expenses decreased by 19.1% to RMB91.1 million (US$14.4 million) for the first quarter of 2022 compared to RMB112.6 million in the same period of 2021, due to the increase in operating efficiency.

Provision for accounts receivable and contract assets increased by 83.7% to RMB73.1 million (US$11.5 million) for the first quarter of 2022 compared to RMB39.8 million in the same period of 2021, as a result of the increase in outstanding loan balances, partially offset by lower default rate as a result of the transition to better quality borrowers.

Provision for loans receivable was RMB99.5 million (US$15.7 million) for the first quarter of 2022, compared to RMB18.8 million in the same period of 2021. The increase was primarily due to the increase in loan volume of on balance sheet loans, partially offset by lower default rate as a result of the transition to better quality borrowers.

Credit losses for quality assurance commitment were RMB659.0 million (US$104.0 million) for the first quarter of 2022 compared to RMB444.9 million in the same period of 2021, primarily due to the increase in outstanding loan balances, partially offset by lower default rate as a result of the transition to better quality borrowers.

Operating profit decreased by 11.2% to RMB582.0 million (US$91.8 million) for the first quarter of 2022 from RMB655.7 million in the same period of 2021.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB602.1 million (US$95.0 million) for the first quarter of 2022, representing a decrease of 10.3% from RMB671.2 million in the same period of 2021.

Other income increased by 19.0% to RMB50.8 million (US$8.0 million) for the first quarter of 2022 from RMB42.7 million in the same period of 2021, mainly due to the increase in government subsidy, partially offset by a decrease in investment gains.

Income tax expense was RMB98.6 million (US$15.6 million) for the first quarter of 2022, compared to income tax expenses of RMB105.7 million in the same period of 2021, mainly due to decline in operating profit.

Net profit was RMB534.3 million (US$84.3 million) for the first quarter of 2022, compared to RMB592.8 million in the same period of 2021.

Net profit attributable to ordinary shareholders of the Company was RMB534.7 million (US$84.3 million) for the first quarter of 2022, compared to RMB590.4 million in the same period of 2021.

Diluted net profit per ADS was RMB1.81 (US$0.29) and diluted net profit per share was RMB0.36 (US$0.06), a decrease of 9.5% year-over-year. Non-GAAP diluted net profit per ADS was RMB1.88 (US$0.30) and Non-GAAP diluted net profit per share was RMB0.38 (US$0.06), a decrease of 8.3% year-over-year. Each ADS represents five Class A ordinary shares of the Company.

As of March 31, 2022, the Company had cash and cash equivalents of RMB3,621.0 million (US$571.2 million) and short-term investments mainly in wealth management products of RMB2,689.6 million (US$424.3 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in China’s Mainland as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%
September 30, 2021	0.34%	0.51%	0.43%	0.39%	0.33%	0.32%
December 31, 2021	0.39%	0.67%	0.55%	0.49%	0.41%	0.36%
March 31, 2022	0.35%	0.64%	0.57%	0.58%	0.57%	0.49%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of March 31, 2022:

Business Outlook

Given COVID-19’s resurgence in China since the beginning of 2022, the Company will continue to closely monitor the pandemic and remain vigilant in its business operations. As such, the Company holds a cautious view on its operations and anticipates its transaction volume in the second quarter of 2022, to be in the range of RMB40.0 billion to RMB41.0 billion, representing a year-over-year increase of 19.8% to 22.8%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customer and institutional investor demands, all of which are subject to change.

Shares Repurchase Program Update

On November 17, 2021, the board of directors of the Company approved an extension of the Company’s existing US$60 million share repurchase program for another twelve months, effective from January 1, 2022, through December 31, 2022. As of April 30, 2022, in combination with the Company’s previous repurchase programs, the Company had repurchased its own Class A ordinary shares in the form of ADSs in a total aggregate value of approximately US$147.2 million. The share repurchase program shall be subject to general business conditions and market conditions.

Conference Call

The Company’s management will host an earnings conference call at 8:30PM U.S. Eastern Time on May 31, 2022 (8:30AM Beijing/Hong Kong Time on June 1, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 07, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	855-669-9658
International:	1-412-317-0088
Replay Access Code:	6353512

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2022, the Company had over 145.3 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating profit, Non-GAAP basic and diluted net profit per share and per ADS which are Non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating profit help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating profit provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, Non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These Non-GAAP financial measures has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the rate in effect as of March 31, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,418,127	3,621,008	571,200
Restricted cash	4,073,414	3,491,338	550,745
Short-term investments	1,204,901	2,689,558	424,267
Investments	971,117	1,000,705	157,857
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB239,506 and RMB262,274 as of December 31, 2021 and March 31, 2022, respectively	931,798	1,001,235	157,941
Intangible assets	98,947	98,947	15,609
Property, equipment and software, net	112,397	111,941	17,658
Loans receivable, net of credit loss allowance for loans receivable of RMB427,873 and RMB455,249 as of December 31, 2021 and March 31, 2022, respectively	1,982,276	2,415,650	381,059
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB250,696 and RMB302,985 as of December 31, 2021 and March 31, 2022, respectively	1,890,846	1,982,394	312,715
Deferred tax assets	455,741	593,590	93,637
Right of use assets	49,138	40,902	6,452
Prepaid expenses and other assets	1,899,438	2,302,112	363,149
Goodwill	50,411	50,411	7,952

Total assets	18,138,551	19,399,791	3,060,241

Deferred guarantee income	1,089,503	1,183,365	186,671
Expected credit losses for quality assurance commitment	3,188,561	3,204,140	505,441
Payroll and welfare payable	252,918	164,562	25,959
Taxes payable	200,648	377,873	59,608
Funds payable to investors of consolidated trusts	1,795,640	2,294,933	362,017
Contract liability	8,436	10,349	1,633
Deferred tax liabilities	137,632	155,526	24,534
Accrued expenses and other liabilities	722,247	780,874	123,180
Leasing liabilities	33,356	28,481	4,493
Dividends payable	—	372,483	58,758

Total liabilities	7,428,941	8,572,586	1,352,294

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	16
Additional paid-in capital	5,694,733	5,706,895	900,241
Treasury stock	(324,171)	(377,968)	(59,623)
Statutory reserves	610,403	610,403	96,289
Accumulated other comprehensive income	(16,769)	(19,315)	(3,050)
Retained Earnings	4,690,951	4,853,131	765,563

Total FinVolution Group shareholders’ equity	10,655,250	10,773,249	1,699,436

Non-controlling interest	54,360	53,956	8,511

Total shareholders’ equity	10,709,610	10,827,205	1,707,947

Total liabilities and shareholders’ equity	18,138,551	19,399,791	3,060,241

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	761,625	1,001,363	157,961
Post-facilitation service fees	226,431	458,436	72,317
Guarantee income	659,181	612,122	96,560
Net interest income	280,418	269,122	42,453
Other revenue	185,238	105,751	16,682

Net revenue	2,112,893	2,446,794	385,973

Operating expenses:
Origination, servicing expenses and other cost of revenue	(413,054)	(497,704)	(78,511)
Sales and marketing expenses	(334,216)	(331,980)	(52,369)
Research and development expenses	(93,784)	(112,403)	(17,731)
General and administrative expenses	(112,625)	(91,139)	(14,377)
Provision for accounts receivable and contract assets	(39,788)	(73,050)	(11,523)
Provision for loans receivable	(18,823)	(99,468)	(15,691)
Credit losses for quality assurance commitment	(444,876)	(659,009)	(103,956)

Total operating expenses	(1,457,166)	(1,864,753)	(294,158)

Operating profit	655,727	582,041	91,815

Other income, net	42,697	50,849	8,021

Profit before income tax expense	698,424	632,890	99,836
Income tax expenses	(105,671)	(98,631)	(15,559)

Net profit	592,753	534,259	84,277
Net profit attributable to non-controlling interest shareholders	2,383	(404)	(64)
Net profit attributable to FinVolution Group	590,370	534,663	84,341

Foreign currency translation adjustment, net of nil tax	14,596	(2,546)	(401)

Total comprehensive income attributable to FinVolution Group	604,966	532,117	83,940

Weighted average number of ordinary shares used in computing net income per share
Basic	1,405,295,736	1,431,746,490	1,431,746,490
Diluted	1,475,803,767	1,474,499,556	1,474,499,556
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.42	0.37	0.06
Diluted	0.40	0.36	0.06
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.10	1.87	0.29
Diluted	2.00	1.81	0.29

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Net cash provided by/ (used in) operating activities	293,069	(35,152)	(5,545)
Net cash provided by/ (used in) investing activities	556,661	(1,743,175)	(274,979)
Net cash provided by/ (used in) financing activities	(869,437)	401,228	63,292
Effect of exchange rate changes on cash and cash equivalents	9,623	(2,096)	(331)
Net increase in cash, cash equivalent and restricted cash	(10,084)	(1,379,195)	(217,563)
Cash, cash equivalent and restricted cash at beginning of period	6,116,401	8,491,541	1,339,508
Cash, cash equivalent and restricted cash at end of period	6,106,317	7,112,346	1,121,945

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Net Revenues	2,112,893	2,446,794	385,973
Less: total operating expenses	(1,457,166)	(1,864,753)	(294,158)
Operating Income	655,727	582,041	91,815
Add: share-based compensation expenses	15,439	20,098	3,170
Non-GAAP adjusted operating income	671,166	602,139	94,985
Operating Margin	31.0%	23.8%	23.8%
Non-GAAP operating margin	31.8%	24.6%	24.6%
Non-GAAP adjusted operating income	671,166	602,139	94,985
Add: other income, net	42,697	50,849	8,021
Less: income tax expenses	(105,671)	(98,631)	(15,559)
Non-GAAP net profit	608,192	554,357	87,447
Net profit attributable to non-controlling interest shareholders	2,383	(404)	(64)
Non-GAAP net profit attributable to FinVolution Group	605,809	554,761	87,511
Weighted average number of ordinary shares used in computing net income per share
Basic	1,405,295,736	1,431,746,490	1,431,746,490
Diluted	1,475,803,767	1,474,499,556	1,474,499,556
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.43	0.39	0.06
Diluted	0.41	0.38	0.06
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.16	1.94	0.31
Diluted	2.05	1.88	0.30